Exhibit 99.1

NEWS RELEASE

Toronto, July 9, 2025

Triple Flag Completes Acquisition of Orogen Royalties and its 1.0% NSR Royalty on the Arthur Gold Project in Nevada

TORONTO, Ontario – Triple Flag Precious Metals Corp. (with its subsidiaries, “Triple Flag” or the “Company”) (TSX: TFPM, NYSE: TFPM) is pleased to announce the completion of the previously announced acquisition of all the issued and outstanding common shares of Orogen Royalties Inc. (“Orogen”) pursuant to a plan of arrangement (the “Transaction”). Unless otherwise indicated, all amounts are expressed in US dollars.

As part of the Transaction, Triple Flag acquired Orogen’s 1.0% net smelter returns (“NSR”) royalty on the Arthur gold project (formerly the Expanded Silicon gold project) in Nevada being developed by AngloGold Ashanti plc. Pursuant to the Transaction, Orogen shareholders had the right to elect to receive either C$1.63 in cash or 0.05355 of a Triple Flag share for each Orogen share, and also received 0.25 shares in a newly created company (“Orogen Spinco”) for each Orogen share. The shareholder election was subject to pro-ration such that the cash and share portions of the consideration paid by Triple Flag each represented 50% of the total consideration, excluding the value of Orogen Spinco. Based on the elections made, Triple Flag paid in aggregate C$171.5 million in cash and issued 5,633,629 Triple Flag common shares to Orogen shareholders.

Orogen Spinco was transferred all of Orogen’s assets and liabilities other than the 1.0% NSR royalty on the Arthur gold project. In conjunction with the completion of the Transaction, Triple Flag invested C$10 million to acquire 6,756,757 common shares in the capital of Orogen Spinco at a price of C$1.48 per share, representing an approximate 11% equity interest in Orogen Spinco.

Sheldon Vanderkooy, CEO of Triple Flag, commented:

“We are pleased to announce the completion of this friendly transaction with Orogen. The addition of a 1.0% NSR royalty on the Arthur gold project meaningfully enhances our portfolio with a high-quality gold asset located in a premier jurisdiction. Operated by a top-tier producer in AngloGold Ashanti plc, the project offers exceptional long-term growth potential, underpinned by a rapidly expanding resource base and significant exploration upside.”

"We are also excited to support Orogen Spinco through our C$10 million investment." Vanderkooy added. “This investment gives us exposure to a compelling portfolio of early-stage royalties and partners us with a proven management team with a track record of discovering district-scale assets from disciplined grassroots exploration.”

An early warning report will be filed by the Company in accordance with applicable Canadian securities laws and may be obtained using the contact information below or from the SEDAR+ profile of the Company at www.sedarplus.com.

About Triple Flag Precious Metals

Triple Flag is a precious metals streaming and royalty company. We offer investors exposure to gold and silver from a total of 237 assets, consisting of 17 streams and 220 royalties, primarily from the Americas and Australia. These streams and royalties are tied to mining assets at various stages of the mine life cycle, including 30 producing mines and 207 development and exploration stage projects. Triple Flag is listed on the Toronto Stock Exchange and New York Stock Exchange, under the ticker “TFPM”.

As of July 9, 2025, Triple Flag had 206,495,362 basic shares outstanding.

Contact Information

Investor Relations:

David Lee

Vice President, Investor Relations

Tel: +1 (416) 304-9770

Email: ir@tripleflagpm.com

Media:

Gordon Poole, Camarco

Tel: +44 (0) 7730 567 938

Email: tripleflag@camarco.co.uk

Forward-Looking Information

This news release contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, respectively (collectively referred to herein as “forward-looking information”). Forward-looking information may be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “believes” or variations of such words and phrases or terminology which states that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. Forward-looking information in this news release include, but are not limited to, statements with respect to the occurrence, timing and intended benefits of the C$10 million investment in Orogen Spinco, including the upside potential of Orogen Spinco; the long-term growth potential, exploration upside and possible expansion of the resources base at the Arthur gold project. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances, including information in this news release regarding the Transaction and the anticipated benefits therefrom, contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding possible future events or circumstances.

The forward-looking information included in this news release is based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. The forward-looking information contained in this news release is also based upon a number of assumptions, including the ongoing operation of the properties in which we hold a stream or royalty interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; and the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production. These assumptions include, but are not limited to, the following: assumptions in respect of current and future market conditions and the execution of our business strategies; that operations, or ramp-up where applicable, at properties in which we hold a royalty, stream or other interest continue without further interruption through the period; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated, intended or implied. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Forward-looking information is also subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but are not limited to, those set forth under the caption “Risk and Risk Management” in our management’s discussion and analysis in respect of the fourth quarter and full year of 2024 and the caption “Risk Factors” in our most recently filed annual information form, each of which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. In addition, we note that mineral resources that are not mineral reserves do not have demonstrated economic viability and inferred resources are considered too geologically speculative for the application of economic considerations.

Although we have attempted to identify important risk factors that could cause actual results or future events to differ materially from those contained in the forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this news release represents our expectations as of the date of this news release and is subject to change after such date. We disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required by applicable securities laws. All of the forward-looking information contained in this news release is expressly qualified by the foregoing cautionary statements.

Cautionary Statement to U.S. Investors

Information contained or referenced in this press release or in the documents referenced herein concerning the properties, technical information and operations of Triple Flag has been prepared in accordance with requirements and standards under Canadian securities laws, which differ from the requirements of the U.S. Securities and Exchange Commission (“SEC”) under subpart 1300 of Regulation S-K (“S-K 1300”). Because the Company is eligible for the Multijurisdictional Disclosure System adopted by the SEC and Canadian Securities Administrators, Triple Flag is not required to present disclosure regarding its mineral properties in compliance with S-K 1300. Accordingly, certain information contained in this press release may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements of the SEC.

Technical and Third-Party Information

Triple Flag does not own, develop or mine the underlying properties on which it holds stream or royalty interests. As a royalty or stream holder, Triple Flag has limited, if any, access to properties included in its asset portfolio. As a result, Triple Flag is dependent on the owners or operators of the properties and their qualified persons to provide information to Triple Flag and on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which Triple Flag holds stream, royalty or other similar interests. Triple Flag generally has limited or no ability to independently verify such information. Although Triple Flag does not believe that such information is inaccurate or incomplete in any material respect, there can be no assurance that such third-party information is complete or accurate.

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